NAME OF REGISTRANT:
Franklin Municipal Securities Trust
File No. 811-6481


EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders.

At a Special Meeting of Shareholders of Franklin Arkansas Municipal Bond Fund, Franklin Hawaii Municipal Bond Fund, and Franklin Washington Municipal Bond Fund (three series of the registrant, each referred to below as a "Municipal Fund") held on June 23, 1999 the following item was voted upon by the relevant series:

(1) For shareholders of each Municipal Fund to approve an Agreement and Plan of Reorganization between the Registrant, on behalf of the particular Municipal Fund, and Franklin Federal Tax-Free Income Fund (the "Federal Fund") that provides for: (i) the acquisition of substantially all of the assets of the Municipal Fund in exchange for Class A shares of the Federal Fund; (ii) the distribution of Class A shares of the Federal Fund to the shareholders of shares of the Municipal Fund; and (iii) the liquidation and dissolution of the Municipal Fund.

                                         VOTE FOR    VOTE AGAINST
Franklin Arkansas Municipal Bond Fund    2,444,134   149,844
Franklin Hawaii Municipal Bond Fund      1,980,675   197,101
Franklin Washington Municipal Bond Fund    633,365    15,318